Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

R&R BIOTECH ACQUISITION IV, INC.

It is hereby certified that:

1. The name of the Corporation (hereinafter called the "Corporation") is R&R BIOTECH ACQUSITION IV, INC.

2. The Certificate of Incorporation of the Corporation is hereby amended by striking out Article 1 thereof and by substituting in lieu of said Article the following new Article 1

“The name of the corporation is R&R Acquisition IV, Inc. (the "Corporation").”

3. The amendment of the Certificate of Incorporation of the Corporation herein certified was duly adopted, pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, by at least a majority of the outstanding shares of common stock entitled to vote.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed this 6th day of December, 2005.

/s/ Arnold P. Kling
Arnold P. Kling, Sole Director